UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
Form 6-K

 ___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2013
Commission File Number: 000-54726
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Sears Canada Inc.
(Translation of registrant’s name into English)
290 Yonge Street, Suite 700
Toronto, Ontario, M5B 2C3
Canada
(Address of principal executive office)
 ___________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐        Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐        No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBIT INDEX
EXHIBIT NO.    DESCRIPTION

99.1	First Amending Agreement between Sears Canada Inc., the lenders named therein, the L/C issuing bank named therein, Wells Fargo Capital Finance Corporation Canada and GE Canada Finance Holding Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sears Canada Inc.

Date: March 25, 2013	By:	/s/ Franco Perugini
	Name:	Franco Perugini
	Title:	Associate General Counsel and Corporate Secretary